September 2, 2009

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Mail Stop 3561

Attn:  H. Christopher Owings, Assistant Director

Re:	Arden Group, Inc.
Form 10-K for the Fiscal Year ended January 3, 2009
File No. 0-09904

The following is the response of Arden Group, Inc. (Company) to your comment letter dated August 4, 2009.  The Staff’s comments are set forth below in italics, followed by our response.

Annual Report on Form 10-K for Fiscal Year Ended January 3, 2009

Business, page 1

1.              Please describe the general development of your business, including the year you were organized.  Refer to Item 1 of Form 10-K and Item101(a)(1) of Regulation S-K.

Response:                As requested, we have reviewed Item 1 of Form 10-K and Item 101(a)(1) of Regulation S-K which requires a discussion of the general development of the business of the registrant, its subsidiaries and any predecessor(s) since the beginning of the fiscal year being reported upon.  There were no significant developments during the fiscal year ended January 3, 2009.  The Company is a Delaware corporation organized in 1988, and we will include this fact in our future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

Critical Accounting Policies, page 22

2.               Please note that the critical accounting policy section is intended to highlight those areas that require significant estimates and management judgment as well as those areas that involve a choice of accounting policy where different policies could produce materially different results. Please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates, rather than duplicating the disclosure of significant accounting policies in the financial statement footnotes. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. For example, we note that your workers’ compensation and general and auto liability reserves for unpaid and incurred but not reported claims declined from approximately $7.1 million as of December 29, 2007 to $4.6 million as of January 3, 2009. Please tell us and disclose in future filings the extent to which the decline in the reserve was attributable to changes in management estimates, how you determined the amount of those adjustments, and how the adjustments would have been impacted by a reasonably likely change in estimate. Please refer to SEC Release No. 33-8350.

Response:                The Company will add the following or substantially similar disclosure in future filings under “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” for each of the policies discussed under the heading “Critical Accounting Policies”:

Inventories and Cost of Sales

Supermarket nonperishable inventories are recorded using the retail method and are stated at the lower of cost or market, with cost determined using the last-in, first-out (LIFO) method.  Perishable inventories are valued at the lower of cost on a first-in, first-out (FIFO) basis or market.  Under the retail inventory method, cost of sales is determined by applying a cost-to-retail ratio to sales for the period to determine cost of sales.  Cost of sales is then deducted from beginning inventory plus purchases to arrive at ending inventory.  Approximately 88.2% and 86.5% of the Company’s inventories were valued using the LIFO method as of January 3, 2009 and December 29, 2007, respectively.  The Company uses the Link-Chain, Dollar-Value method for purposes of calculating its LIFO charge or credit each year.  If the first-in, first-out (FIFO) method had been used for nonperishable inventories instead of the LIFO method, total inventory as of January 3, 2009 and December 29, 2007 would have been higher by approximately $6,025,000 and $5,340,000, respectively.

The Company evaluates inventory shortages throughout the year based on actual physical counts at its stores and warehouse.  Allowances for inventory shortages are recorded based on the results of these counts to provide for estimated shortages from the last physical count to the financial statement date.   Although the Company has sufficient historical data to record reasonable estimates of inventory shortages, actual results could differ.  As of January 3, 2009, a difference between actual and estimated shortages of, for example, 25 basis points would have an annual impact of approximately $675,000 on cost of sales.

Impairment of Long-Lived Assets

The Company monitors the carrying value of long-lived assets for potential impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable.  Impairment is recognized when estimated future cash flows (undiscounted and before interest charges) are less than carrying value.  The factor that most significantly affects the impairment calculation is management’s estimate of future cash flows which is inherently uncertain and relies on various assumptions regarding current and future economic and market conditions and the availability of capital.   The Company’s cash flow projection looks several years into the future and includes assumptions such as the rate of inflation/deflation, the strength of the economy, competition in our trade area, the ability to secure subtenants and the Company’s ability to negotiate early termination agreements.  If impairment analysis assumptions change, then an adjustment to the carrying value of the Company’s long-lived assets could occur.  To the extent that an asset is impaired, the excess of the carrying amount of the asset over its estimated fair value is charged against earnings.  No asset impairment charges or adjustments were recognized during fiscal 2008, 2007 or 2006.

Workers’ Compensation and General and Auto Liability Insurance

The Company is primarily self-insured (i) for losses for all years related to general and auto liability claims and (ii) for all years prior to July 1, 2006 for workers’ compensation for years in which the Company did not enter into a guaranteed cost program.  Where primarily self insured, the Company purchases stop-loss insurance coverage to limit its loss exposure on a per claim basis.  Related accruals are based on reported claims and an estimate of claims incurred but not reported.  The amount of reserves for reported claims are determined by a third party administrator claims representative who considers the individual facts of each claim including severity in arriving at an estimate of the Company’s total exposure.  In addition, the Company analyzes its historical paid and incurred loss trends in order to further develop an estimate of its ultimate cost of reported claims and claims incurred but not reported.  Such estimates and historical trends are not an absolute indication of future results, and the Company reevaluates these reserves quarterly based on the most current information available.  The ultimate cost of claims are impacted by numerous variables including the frequency and severity of claims, legal and legislative trends, changes in benefit levels, the rate of inflation and claim settlement patterns.

Effective July 2006, the Company purchased a fully insured guaranteed cost workers’ compensation insurance policy for losses occurring after June 30, 2006 thereby limiting its exposure for workers’ compensation to the cost of the related insurance premium.  The Company’s self insured workers’ compensation accrual for claims incurred prior to July 2006 decreased from $5,944,000 at the beginning of fiscal 2008 to $3,847,000 at the end of the year as a result of payments of $2,164,000, which amount was partially offset by reserve adjustments of $67,000.  The Company expects the workers’ compensation reserve to continue to decline as it continues to pay down and close outstanding workers’ compensation claims which occurred prior to July 1, 2006.  The Company’s reserves for general and auto liability claims decreased by approximately $446,000 during fiscal 2008.  The net decrease reflects payments of $582,000 partially offset by a net accrual, including reserve adjustments, of $136,000.

Vendor Allowances

The Company receives a variety of allowances from its vendors whose products are sold in Gelson’s stores.  Typically, the vendors are paying the Company to promote their products.  The promotion may be a temporary price reduction, a feature in a print advertisement or newsletter, or placement of the vendor’s product in a preferred location in a store.  The promotions are typically two to four weeks long, and the allowances are recognized as a reduction of cost of sales as the commitment is fulfilled.

Vendor funds that have been earned as a result of completing the required performance under the terms of the underlying agreements but for which the product has not yet been sold are recognized as reductions of inventory.  The amount and timing of recognition of vendor allowances as a reduction of cost of sales, as well as the amount of vendor funds remaining in ending inventory, requires management judgment and estimates.  Management estimates current year purchase volume based on projected and historical data.  In turn, the estimated purchase volume is used to determine the amount of vendor allowances to recognize each period.  The Company does not expect that there will be a significant change in the annual level of vendor support; however, a one percent change in total vendor funds earned would likewise impact gross profit by approximately three basis points as a percent of sales.

Stock Appreciation Rights

Outstanding SARs are revalued at the end of each quarter using the Black-Scholes option-pricing model which incorporates various highly subjective assumptions, including expected term, expected volatility, expected dividend yield and a risk-free interest rate.  The fair value of SARs, as determined using the Black-Scholes option-pricing model, does not necessarily reflect the amount that will be paid out in accordance with the SARs agreement on the date of exercise.  In addition, changes in the market price of the Company’s Class A Common Stock can and have significantly impacted the recognition or reversal of SARs expense.

Directors and Executive Officers of the Registrant, page 27

Identification of Executive Officers, page 28

3.              We note that you list two named executive officers under the heading “Executive Compensation,” yet on page 28 you provide biographical information for only Mr. Briskin. Please provide the information required by Item 401 of Regulation S-K for Ms. Neumann under this heading. In addition, please consider whether any additional employees are executive officers of the company. For example, we note your disclosure under the heading “Employees” on page 3 states that “Gelson’s had approximately 1,324 full-time and 967 part-time ... employees at January 3, 2009” and that “in addition to employees at Gelson’s, Arden-Mayfair had approximately 68 full-time employees at its executive and headquarters offices as of January 3, 2009....” In addition, you refer throughout your “Compensation Discussion and Analysis” to the “named executive officers and other executives.” We also note that the Gelson’s website discloses as its President Robert E. Stiles, who is not listed as one of your named executive officers.  Refer to Item 402(a)(3)(iii) of Regulation S-K, Instruction 2 to Item 402(a)(3) and the definition of “executive officer” set forth in Rule 3b-7. If you have any additional executive officers, please provide the required biographical information under this heading and the compensation disclosure required with respect to those individuals under the heading “Executive Compensation.”

Response:                In future filings, as long as the Company does not have a Chief Financial Officer and Ms. Neumann continues to act in a similar capacity as the principal financial officer of the Company or she is then otherwise determined to be an “executive officer” as defined in Rule 3b-7, we will provide the following information required by Item 401 of Regulation S-K for Ms. Neumann under the heading of “Executive Compensation”:

During the period from January 2005 through June 2005, Ms. Neumann served as the Director of Financial Reporting and Compliance working on Company financial and accounting matters and reporting to the Company’s Chief Financial Officer.  Since July 2005, in the absence of a Chief Financial Officer of the Company, Ms. Neumann has acted in a similar capacity as the Principal Financial Officer of the Company.

In response to your comment letter, the Company’s Board of Directors has considered whether any additional employees of the Company or any of its subsidiaries are executive officers of the Company as defined in Rule 3b-7 and has determined that only the two persons listed in the Form 10-K as named executive officers are “executive officers” of the Company.  In that regard, the Board determined that Mr. Stiles who reports to Mr. Briskin, the Chairman of the Board and Chief Executive Officer of Gelson’s Markets, does not perform policy making functions for the Company nor is he in charge of a principal business unit, division or function of the Company.

Audit Committee and Financial Expert, page 28

4.              Please revise your disclosure to change the reference from Item 401(h) of Regulation S-K to Item 407(d)(5)(ii) of Regulation S-K. Refer to Item 10 of Form 10-K.

Response:                We will revise our disclosure in future filings to reference Item 407(d)(5)(ii) of Regulation S-K instead of Item 401(h) of Regulation S-K.

Executive Compensation, page 29

Compensation Discussion and Analysis, page 29

General

5.              Refer to comment 3 above. Please note that Item 402(a)(3) sets forth the persons covered by Item 402 of Regulation S-K and includes your principal executive officer, your principal financial officer and your three most highly compensated executive officers other than the PEO and PFO who were serving as executive officers at the end of the last completed fiscal year. Please revise this section or advise.

Response:                As described in response to comment 3, the Company determined that no persons other than Mr. Briskin, who is the PEO, and Ms. Neumann, who has been acting in a similar capacity as the principal financial officer of the Company and, therefore, will be treated as the PFO for these purposes, were serving as “executive officers” as defined in Rule 3b-7 at the end of the Company’s fiscal year ended January 3, 2009.

Reasons for Including Each Element of Executive Compensation, page 29

6.              Under this heading you disclose that your philosophy is to reward your named executive officers “at a level commensurate with executives at other companies in the upscale supermarket industry in Southern California including a significant portion of performance-based compensation.” Based upon this disclosure, it appears that you may engage in benchmarking compensation for your named executive officers. If so, please revise your disclosure to identify the benchmark and its components, including component companies. Refer to Item 11 of Form 10-K, Item 402(b)(2)(xiv) of Regulation S-K and Question and Answer 118.05 of our Regulation S-K Compliance and Disclosure Interpretations located at our website, www.sec.gov.

Response:                The Company does not engage in benchmarking compensation for its named executive officers.  The Company obtains general compensation information through publications, hiring of senior and experienced personnel in the industry, and word-of-mouth as to industry standards and compensation practices in the supermarket industry in Southern California which is not benchmarking under Answer 118.05 to Regulation S-K Compliance and Disclosure Interpretations.

Equity Compensation Plan Information, page 39

7.              We note your disclosure in the table that you have 28,500 securities remaining available for future issuance under your Non-Officer and Non-Director Stock Option Plan. We also note your description following the table of the Stock Option Plan you adopted in 1998 that initially provided for the granting of stock options to key employees to purchase shares of your Class A common stock. It is unclear from your description under this heading whether the 28,500 securities remaining available under the Non-Officer and Non-Director Stock Option Plan are the same shares you describe in the paragraph following the table. Please revise or advise. Refer to Item 201 (d) of Regulation S-K.

Response:                The Non-Officer and Non-Director Stock Option Plan listed in the table and the Stock Option Plan adopted in 1998 are the same plan.  We will revise our description in future filings to insure that this is clear to the reader.

Report of Independent Registered Public Accounting Firm, page 46

8.              Please confirm to us that you received a signed opinion from your auditors. Please ensure that your future filings on EDGAR contain a conforming signature as required by Regulation S-T. In doing so, please ensure that your auditor’s signature on the opinion is prefaced by “/s/” or includes some other acceptable form of signature.

Response:                We confirm that we have a signed opinion from our auditors for the fiscal year ended January 3, 2009.  We will insure that our future filings on EDGAR contain a conforming signature as required by Regulation S-T.

Notes to Consolidated Financial Statements, page 53

Note 1.  Summary of Significant Accounting Policies, page 53

Revenue Recognition, page 56

9.              We note that you record income from licensing arrangements, subleases, leases and finance charges in addition to your retail sales. Considering that you provide several types of services and products to customers, please tell us how you determined that the company has only one SFAS 131 reportable segment. In doing so, please tell us how you determined your operating segments, as defined in paragraph 10 of SFAS 131, and how you determined it was not necessary to present your non-grocery business activities in an “all other” category as described in paragraph 21 of SFAS 131. Notwithstanding the preceding, please provide the disclosures required by paragraph 26 of SFAS 131.

Response:                The Company has only one operating segment.  It operates 18 full-service supermarkets in Southern California.  All activities of the Company, including licensing arrangements, subleases, leases and finance charges, exist solely for the purpose of supporting the operation of these supermarkets and meeting the expectations of our customers.  For example, the Company has a licensing agreement with a vendor to provide sushi for sale in our supermarkets.  As part of the licensing arrangement, the Company retains a percentage of the gross sushi sales.  The Company also subleases space to other organizations that operate bakeries, banks and pharmacies within our stores in order to attract customers to our stores and increase sales.  In addition, the Company owns a shopping center in which one of its supermarkets is located.  Excess space, not used for the operation of the supermarket, is leased to various tenants.  The shopping center was purchased solely for the purpose of acquiring a location for one of our stores.  Revenues from tenants at the shopping center represented 0.16% of total sales during fiscal 2008.  Finally, the Company earns finance charges on a Company charge card offered to our customers for use only at our stores.

Management considered the guidance in paragraphs 10-15 of SFAS 131 in arriving at the determination that the Company has only one operating segment.  All of the activities described above are incidental to the operation of the Company’s supermarkets, are not managed as separate segments and account for less than 1% of the Company’s total sales.  The Company does not regularly prepare discrete financial information for the activities described above nor is there a separate manager assigned to oversee these activities.  In addition, Mr. Briskin, the Company’s chief operating decision maker, does not regularly review separate operating results of these activities to make decisions about allocation of resources and performance assessment.  Consequently, the Company has concluded that it has only one operating segment.

Note 4.  Inventories, page 60

10.       We note your disclosure of the LIFO effect on net income. We commented upon this disclosure in our July 5, 2007 letter to you regarding your December 30, 2006 Form 10-K.  Although you agreed in your July 31, 2007 response letter to remove this disclosure from future filings, we note your continued disclosure of the LIFO effect on net income on page 60 of your December 29, 2007 Form 10-K and in your current Form 10-K. Unless you can provide a compelling explanation for why the disclosure should be retained, please remove this disclosure from future filings.

Response:                This was an oversight on our part.  We will be certain to remove the disclosure in future filings as indicated to you in our response letter dated July 31, 2007.

Note 5.  Significant Supplier, page 60

11.       You disclose on page 17 that you reflect patronage dividend income received from Unified as a reduction of cost of sales. Please tell us and disclose the regularity with which Unified pays dividends. For example, please clarify if you receive dividends on a monthly, annual, or some other basis. If you record dividends as they are received, please also tell us and disclose if you immediately record them as a reduction to cost of sales or if you defer them and recognize them over some other method. Please cite any applicable accounting guidance you utilized in determining your policy.

Response:                Unified pays dividends annually in December of each year.  Dividends are paid in arrears and are based on a percentage of the Company’s qualifying purchases from Unified, which percentage is typically established by Unified at or after the end of each year.  The Company accrues patronage dividend income as a reduction of cost of sales ratably throughout the year based on a review of prior dividend history, projected purchase volume and an estimate of Unified’s current year patronage earnings.  The accrual is adjusted each year, as needed, based on the actual amount received from Unified in December.  We determined our accounting policy by analogy to the practice by other cooperatives for which guidance is provided by paragraph .104(a) and .105(1) of Statement of Position No. (SOP) 85-3, “Accounting by Agricultural Producers and Agricultural Cooperatives” which states that:

.104                           Patrons should recognize patronage refunds either —

a.               When the related patronage occurs if it is then probable that (1) a patronage refund applicable to the period will be declared, (2) one or more future events confirming the receipt of a patronage refund are expected to occur, (3) the amount of the refund can be reasonable estimated, and (4) the accrual can be consistently made from year to year or

b.              On notification by the distributing cooperative.

The accrual should be based on the latest available reliable information and should be adjusted on notification of allocation.

.105                           Either (1) the classification of the allocations in the financial statements should follow the recording of the costs or proceeds or (2) the allocations should be presented separately.

Note 6.  Property, Plant and Equipment, page 61

12.       You disclose that approximately $54.9 million of property, plant and equipment was fully depreciated as of January 3, 2009 and is still being used in operations. Please explain why you have such a significant gross amount of fully depreciated assets still in use. Also tell us how you determine the service lives of your PPE and why it appears you did not adjust the estimated useful lives of those assets to reflect their extended use at the point it became clear that such assets would be in service past their original depreciable lives.

Response:                Approximately 46% of fully depreciated assets still in use consists of store fixtures and equipment.  At the times these assets were first placed in service, we considered industry standards, as well as historical experience, in determining the appropriate useful lives to apply when calculating depreciation.  In recent years in an effort to control costs, we have chosen to keep a portion of fixtures and equipment beyond the useful lives which were originally assigned.  The Company has elected instead to keep the assets in service by repairing them whenever possible.  The use of these assets would not have been continued if not for the outlay of additional funds to repair them and keep them operating.  We perform fixed asset audits at each of our locations every three years to insure, among other things, that retired assets have been properly removed from the books.

Leasehold improvements make up approximately 36% of the fully depreciated assets.  We amortize leasehold improvements over the useful life of the assets or the remaining term of the lease (including options that are deemed to be reasonably assured of exercise at the time the asset is placed in service), whichever is shorter.  In some cases, the assets are properly amortized over the lease term which is subsequently extended as the result of the exercise of an option, a lease amendment or a new lease.  We are not aware of a requirement to adjust the useful life of preexisting leasehold improvements under these circumstances.  We rely on Accounting Standards Codification No. (ASC) 840-10-35, “Leases — Overall — Subsequent Measurement,” which specifically states that when new leasehold improvements are placed in service after the beginning of a lease term and the useful life is determined, any new information regarding additional renewal periods cannot be used to justify the reevaluation of the amortization period for preexisting leasehold improvements.

No other asset category accounts for more than 7% of fully depreciated assets.

When one of our stores undergoes a major remodel, some of the then existing assets are replaced in the course of that remodel and some are left in place. In a detailed review of our fully amortized leasehold improvements, we noted some instances where it appears that some assets should be removed from the books as the result of a subsequent major remodel.  We are in the process of reviewing the work performed to determine if the appropriate costs were removed from the books.  We note that any adjustment to remove from the books fully depreciated assets that are no longer in use would have no impact on earnings or net assets.

Note 14.  Leases, page 67

13.       We note that you recorded sublease rental income of approximately $2.1 million during fiscal year 2008. Considering your disclosures indicate the total of all minimum rentals to be received in the future under noncancelable subleases is approximately $2.7 million, please clarify how you calculated fiscal 2008 sublease rental income.

Response:                Fiscal 2008 sublease rental income includes all sublease rental income related to operating leases earned during the year regardless of whether the sublease is cancelable or not.  Approximately 69% of this income is related to subleases that are cancellable with 180 days notice or less.  The Company’s disclosure of minimum rentals to be received in the future under noncancelable subleases excludes income related to subleases that are cancellable.

We acknowledge that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please contact Bernard Briskin at the Company’s Executive Office at 310-858-1574.

Arden Group, Inc.

/s/ Bernard Briskin
Bernard Briskin, Chairman & Chief Executive Officer

/s/ Laura J. Neumann
Laura J. Neumann, Senior Director of Financial Reporting & Compliance